02018439

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49263

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BATCHELDER & PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11975 EL CAMINO REAL, SUITE 300
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN D. SCOTT (858) 704-3300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACOCUNTANT whose opinion is contained in the Report*

ARTHUR ANDERSEN, LLP
(Name – *if individual, state last, first, middle name*)

701 B STREET, SUITE 1600 (Address) SAN DIEGO (City) CALIFORNIA (State) 92101 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possession.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, JAMES J. ZEHENTBAUER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATCHELDER & PARTNERS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operational Principal

Title

Notary Public

LISA MARSH
COMM.# 1256190
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES MAR 26, 2004

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

BATCHELDER & PARTNERS, INC.

Statements of Financial Condition
As of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

February 28, 2002

AFFIDAVIT

I, the undersigned, affirm that to the best of my knowledge and belief, the accompanying financial statements pertaining to the firm of Batchelder & Partners, Inc. as of December 31, 2001 and 2000 are true and correct.

David H. Batchelder
Chief Executive Officer

Subscribed and sworn to before me the 26th day of February, 2002.

Lisa Marsh, Notary Public

Notary Seal:

LISA MARSH
COMM.# 1256190
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES MAR 26, 2004

CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS, as of December 31, 2001 and 2000

Statements of Financial Condition

NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

ANDERSEN

Report of Independent Public Accountants

To Batchelder & Partners, Inc.:

We have audited the accompanying statements of financial condition of BATCHELDER & PARTNERS, INC. (a California corporation) as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Batchelder & Partners, Inc. at December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Diego, California
February 26, 2002

BATCHELDER & PARTNERS, INC.

Statements of Financial Condition – December 31, 2001 and 2000

	2001	2000
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$1,086,313	$ 967,720
Accounts receivable, net of allowance for doubtful accounts of $35,580 and $3,477 in 2001 and 2000, respectively	1,228,826	351,121
Related party receivables	69,649	51,957
Investments, available-for-sale	27,780	114,627
Prepaid expenses and other current assets	37,562	15,524
	2,450,130	1,500,949
PROPERTY AND EQUIPMENT, at cost	380,779	338,940
Less – accumulated depreciation	(251,525)	(206,540)
	129,254	132,400
OTHER ASSETS	115,708	132,467
	$2,695,092	$1,765,816
Liabilities and Stockholders' Investment		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 166,138	$ 51,483
Deferred revenue	99,625	317,443
	265,763	368,926
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDERS' INVESTMENT:		
Common stock, $1 par value, 1,000 shares authorized, 971 shares issued and outstanding at December 31, 2001 and 2000	971	971
Additional paid-in capital	1,585,430	1,585,430
Accumulated other comprehensive loss	(38,274)	(35,373)
Retained earnings (deficit)	881,202	(154,138)
	2,429,329	1,396,890
	$2,695,092	$1,765,816

The accompanying notes are an integral part of these financial statements.

BATCHELDER & PARTNERS, INC.

Notes to Financial Statements
December 31, 2001 and 2000

1. The Company

Batchelder & Partners, Inc. (the "Company") is a registered broker dealer in securities under the Securities Exchange Act of 1934 (the "Act"). The Company's principal business consists of consultations with respect to merger and acquisition transactions and business and financial analysis. The majority of the Company's revenues are derived from such consultation services.

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

- The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.
- The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other currents assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.
- Property and equipment consists principally of computer and office equipment and is recorded at cost and depreciated over the estimated useful lives of the asset (5-7 years) using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or useful life of the improvement.
- The Company recognizes retainer revenues as services are performed. The Company recognizes specific transaction revenues upon consummation of the transaction. Deferred revenue consists of payments received from clients in advance of when services are rendered.
- The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
- The Company records comprehensive income in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income". The Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is the total of net income and all non-owner changes in equity. The adjustment to net income to arrive at total comprehensive income for the years ended December 31, 2001 and 2000 represents an unrealized loss on investments.
- The Company is an S Corporation for federal and state income tax reporting purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) are reported on the stockholders' individual tax returns. As an S Corporation status taxpayer, the Company is subject to a 1.5% California State tax on taxable income.
- When applicable, certain prior year amounts are reclassified to conform to the current year presentation.

3. Significant Customers

A substantial portion of the consultation fees of the Company was received from a limited number of clients. During the year ended December 31, 2001, two such clients accounted for 21% and 20% of total consultation fees. During the year ended December 31, 2000, two such clients accounted for 42% and 18% of total consultation fees.

The client representing 21% of revenues in 2001 is in bankruptcy. Management believes that a bankruptcy court hearing to be scheduled will result in the court's approval of the Company as bankruptcy advisors and that the $1,250,000 paid by the client to the Company through December 31, 2001 will be retained.

As of December 31, 2001 two customers represented 57% and 17% of total accounts receivable. As of December 31, 2000 two customers represented 76% and 14% of total accounts receivable.

4. New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 was amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"), and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133" ("SFAS 138"). These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value with changes in fair value reflected in earnings. The Company adopted the provisions of SFAS 133, as amended by SFAS 137 and SFAS 138, on January 1, 2001. The adoption of this statement had no impact on the Company's financial statements.

5. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the Securities and Exchange Commission, which can limit the scope of a member firm's operations. At December 31, 2001, the Company's net capital, as defined, was $923,407 as compared to a minimum requirement of $17,717.

6. Related Party Transactions

The Company shares space in its office facility with two entities whose major shareholders are the same as those of the Company. The Company paid and was reimbursed for the related parties' pro rata share of the rent.

As of December 31, 2001 and 2000, the Company had related party receivables of $54,649 and $16,957, respectively, from these entities. In addition, as of December 31, 2001 and 2000, the Company had notes receivable from employees of $15,000 and $35,000, respectively.

7. Commitments and Contingencies

The Company is obligated for aggregate rentals under one operating lease for an office facility which expires in 2005. Under the terms of the office lease agreement, the Company is required to maintain a $102,655 certificate of deposit as of December 31, 2001. The Company is obligated to make future minimum lease payments under this agreement as follows:

	Gross	Sublease Income from Unrelated Party	Net
2002	$ 531,320	$(232,881)	$ 298,439
2003	549,080	(79,272)	469,808
2004	566,840	-	566,840
2005	336,700	-	336,700
	$1,983,940	$(312,153)	$1,671,787

The Company will continue to be reimbursed for the pro rata costs incurred by the related parties as described in Note 6.

8. Simplified Employee Pension Plan

The Company has a Simplified Employee Pension ("SEP") Plan for its employees.

ANDERSEN

Report of Independent Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

To Batchelder & Partners, Inc.:

In planning and performing our audit of the financial statements of BATCHELDER & PARTNERS, INC. (a California corporation) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

San Diego, California
February 26, 2002